Exhibit 21

Subsidiaries of Texas Petrochemicals Inc.

Texas Petrochemicals LLC (f/k/a/ Texas Petrochemicals LP), a Texas limited liability company

TP Capital Corp, a Delaware corporation

Port Neches Fuels LLC, a Delaware limited liability company

Texas Butylene Chemical Corporation, a Texas corporation

Texas Olefins Domestic International Sales Corporation, a Texas corporation